Exhibit 99.5

AMENDMENT TO

THE

BLOCKBUSTER INVESTMENT PLAN

1. Section 12.1 is amended to read as follows:

“12.1 Appointment of the Retirement and Investments Committees:

(a) The Company shall be the “sponsor” of the Plan as that term is defined in ERISA. The Retirement Committee shall be the “administrator” of the Plan as that term is defined by Section 3(16)(A) of ERISA. The Board shall appoint the members of the Retirement Committee and the Investments Committee. The Board may at any time with or without cause remove or replace any members of either committee. The Retirement Committee shall serve as a Named Fiduciary of the Plan within the meaning of Section 402(a)(2) of ERISA. Subject to provisions as otherwise specified in the Plan, the Investments Committee shall have discretionary control over the management and disposition of the Plan’s assets, and shall serve as a Named Fiduciary within the meaning of Section 402(a)(2) of ERISA.”

2. Section 12.6 is amended to read as follows:

“12.6 Indemnification:

“The Company agrees to indemnify and hold the individuals who serve as members of the Retirement Committee and the Investments Committee and any administrative subcommittee formed by either of said committees harmless against liability incurred in the administration of the Plan during, or after the completion of, their service as a member of said committees.”

3. Section 12.2(b) is amended to read as follows:

“(b) With respect to each committee, a majority of the members of the committee serving at any time shall constitute a quorum for the transaction of business. All resolutions or other actions taken by the committee shall be by vote of a majority of those present at a meeting of the committee; or without a meeting, by instrument in writing signed by a majority of the members of the committee. In the event of a tie in the vote on a question, the Chairman of the committee shall cast the deciding vote.”

4. Section 12.2(e) is amended to read as follows:

“(e) The Retirement Committee shall elect a Chairman from among its members. The Investments Committee shall elect a Chairman from among its members. Each committee shall be empowered to employ a Secretary and such assistants as may be required in the administration of the Plan.”

5. Section 14.6 is amended to add the following at the end of the paragraph:

“If fewer than all of the shares of stock allocated to the Participant’s Accounts are accepted in a tender or exchange offer, the shares submitted for tender shall be withdrawn from the Participant’s Accounts in the following order of priority: Rollover Contributions, After-Tax Contributions, After Tax Rollover Contributions, Salary Reduction Contributions, Company Matching Contributions, Blockbuster Employer Matching Contributions, Safe Harbor Matching Contributions, and Qualified Non-Elective Contributions.”

6. Appendix C to the Plan is amended in the form attached hereto as Attachment I.

7. In all other respects, the Plan remains unamended and in full force and effect.

8. This amendment is effective as of the date of approval by the Retirement Committee and applies to the members of the Retirement Committee and Investments Committee serving on and subsequent to the effective date of this amendment.

ATTACHMENT I

APPENDIX C

INVESTMENT FUNDS

AS OF JULY 26, 2004

•	Putnam Stable Value Fund

•	Putnam Income Fund

•	PIMCO Total Return Fund

•	Vanguard LifeStrategy Moderate Growth Fund

•	The George Putnam Fund of Boston

•	Vanguard Total Stock Market Index Fund

•	Putnam S&P 500 Index Fund

•	Vanguard Growth and Income Fund

•	The Putnam Fund for Growth and Income

•	Vanguard Windsor II Fund

•	Putnam Investors Fund

•	Vanguard Morgan Growth Fund

•	Putnam Voyager Fund

•	Dimensional Fund Advisors U.S. Small Cap Fund

•	EuroPacific Growth Fund

•	Viacom Stock Fund

•	Blockbuster Class A Stock Fund[1]

•	Blockbuster Class B Stock Fund[2]

[1]	formerly referred to as the Blockbuster Stock Fund

[2]	effective upon the completion of the split-off from Viacom